SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. A Publicly Held Company CNPJ/MF No. 42.150.391/0001-70 NIRE 29.300.006.939

NOTICE TO SHAREHOLDERS

BRASKEM S.A. (“Braskem”), in addition to the information disclosed in the Material Fact published on August 10, 2010, informs that its shareholders and the shareholders of its controlled company Rio Polímeros S.A. (“RioPol”), gathered at the respective general meetings held on August 30, 2010, approved the merger of shares of RioPol into Braskem, intended to make RioPol a wholly owned subsidiary of Braskem, through the transfer of all of the shares issued by RioPol to Braskem (“Merger of Shares”).

As a result of the approval of the Merger of Shares, the shareholders of RioPol will receive Braskem’s shares based on the replacement ratio of 0.010064743789 class “A” preferred share of Braskem for each common or preferred share of RioPol. As a result, 2,434,890 new class “A” preferred shares of Braskem will be issued, after which its subscribed and totally paid up capital shall amount to R$ 8,038,951,826.24, represented by 801,267,442 shares, of which 451,669,063 are common shares, 349,004,561 are class “A” preferred shares and 593,818 are class “B” preferred shares, all registered and without par value.

1. Right to Withdraw

Pursuant to articles 252 and 137 of Law 6,404/76, only the shareholders holding class “B” common and preferred shares of Braskem which dissent from the resolution of the general meeting that approved the Merger of Shares shall have the right to withdraw from Braskem (“Right to Withdraw”), and shall be entitled to reimbursement of its shares for the equity value of R$ 9.15237722 per share, ascertained based on the latest balance sheet approved by the annual general meeting of Braskem’s shareholders drawn up on December 31, 2009.

The holders of class “A” preferred shares issued by Braskem will not be entitled to the Right to Withdraw, since such shares have market liquidity and dilution, as set forth in article 137, II of Law 6,404/76.

The Right to Withdraw may only be exercised by dissenting shareholders in relation to all of the common and/or class “B” preferred shares which have been provably held thereby, uninterruptedly, as from August 10, 2010, before market opening, the date of publication of the Material Fact that announced the Merger of Shares to the market, up to the date of actual exercise of the Right to Withdraw. The shares acquired on and after August 10, 2010 shall not grant their holder the right to withdraw in relation to the Merger of Shares.

The dissenting shareholder that wishes to exercise the Right to Withdraw shall expressly manifest its intention to do so within thirty (30) days as from the date of publication of the minutes of the Company’s general meeting that resolved on the Merger of Shares, ending on September 29, 2010. Payment of the reimbursement amount, by Braskem, will depend on the execution of the transaction, as provided for in article 230 of the Corporation Law, and should it be executed, it shall be carried out after October 11, 2010, through credit of the corresponding amount to the depositary institution of the shares issued by Braskem, Itaú Unibanco S.A. (“Itaú Unibanco”), which will proceed, directly or through a custodian agent, to the payment to the dissenting shareholders, based on the respective enrollment data and on the stock position on August 10, 2010 before market opening.

2. Form of Exercise of the Right to Withdraw

The shareholders of common and class “B” preferred shares of Braskem that wish to exercise the Right to Withdraw shall, within the above period, appear at one of the branches of Itaú Unibanco indicated below, during the bank hours of the respective place, and fill in the corresponding form, available at the financial institution itself, and to that end, they shall deliver certified copies of the following documents:

(i) Shareholder (Individual): Identity Card, Individual Taxpayers’ Register (CPF) and proof of address.

(ii) Shareholder (Legal Entity): certified copy of the latest restated bylaws or articles of association, number of enrollment with the National Register of Legal Entities (CNPJ), corporate documents granting representation powers and certified copies of the CPF, the Identity Card and the proof of domicile of its representatives.

The shareholders whose shares are under custody of the Assets Depositary Center of BM&FBOVESPA, if they wish so, shall exercise the right to withdraw by means of their custody agents.

The shareholders represented by a proxy shall submit not only the aforementioned documents but also the respective power of attorney, which shall grant the proxy special powers to manifest on behalf thereof the exercise of the Right to Withdraw and request reimbursement for the shares.

Agência Especializada Valores Mobiliários Brasília
Contact: Constancia Maria S. de Oliveira
SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Centro – Brasília/DF, CEP: 70300-500

Agência Especializada Valores Mobiliários Belo Horizonte

Contact: Jussara Maria Miranda de Souza
Av. João Pinheiro, 195 – Subsolo
Centro – Belo Horizonte/MG, CEP: 30130-180

Agência Especializada Valores Mobiliários Curitiba
Contact: Márcia Regina de N. Machado
R. João Negrão, 65 – Sobreloja
Centro – Curitiba/PR, CEP: 80010-200

Agência Especializada Valores Mobiliários Porto Alegre
Contact: Sandra Ferreira da Silva
R. Sete de Setembro, 746 – Térreo
Centro – Porto Alegre/RS, CEP: 90010-190

Agência Especializada Valores Mobiliários Rio de Janeiro
Contact: Mônica Lopes Carvalho Rodrigues
R. Sete de Setembro, 99 – Subsolo
Centro – Rio de Janeiro/RJ, CEP: 20050-005

Agência Especializada Valores Mobiliários São Paulo
Contact: Cláudia A. Germano Vasconcellos
R. Boa Vista, 176 – 1 Subsolo
Centro - Sao Paulo/SP, CEP: 01092-900

Agência Especializada Valores Mobiliários Salvador
Contact: Watson Carlos Passos Barreto
Av. Estados Unidos, 50 - 2º AND - (ED SESQUICENTENÁRIO)
Comércio - Salvador/BA, CEP: 40020-010

3. Additional Information on the Right to Withdraw

The dissenting shareholders may, at the time of withdrawal, request the preparation of a special balance sheet of Braskem, under the terms of paragraph 2 of article 45 of Law 6,404/76. In this case, after the lapse of time established for the Merger of Shares to be reconsidered, under the terms of paragraph 3 of article 137 of Law 6,404/76, the shareholder shall receive 80% of the reimbursement amount, and the balance, if any, shall be paid within 120 days as from the date of the resolution taken at the extraordinary general meeting that approved the Merger of Shares.

Any further information can be obtained at the Investors Relations Department of Braskem, through telephone (11) 3576-9531 or email braskem-ri@braskem.com.br.

São Paulo, August 30, 2010.

Marcela Drehmer

Investors Relations and Financial Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.